Groundfloor Real Estate LLC

OFFICES	MAILING ADDRESS
75 Fifth Street, NW, Suite 2170	75 Fifth Street, NW, Suite 2170
Atlanta, GA 30308	Atlanta, GA 30308

December 2, 2016

VIA EDGAR AND EMAIL (MCMANUSK@SEC.GOV)

Ms. Kim McManus

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Groundfloor Real Estate LLC

Request to Withdraw Offering Statement on Form 1-A

Dear Ms. McManus:

Pursuant to Rule 259 promulgated under the Securities Act of 1933, as amended, Groundfloor Real Estate LLC (the “Company”) respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s offering statement on Form 1-A, as amended, File No. 024-10411 (the “Offering Statement”). The Company submits this request for withdrawal, as it does not intend to pursue the contemplated public offering of the securities covered by the Offering Statement at this time. The Company confirms that no securities have been or will be issued or sold pursuant to the Offering Statement or the Offering Circular contained therein and no preliminary Offering Circular contained in the Offering Statement has been distributed.

Sincerely,

Groundfloor Real Estate LLC

By: Groundfloor Finance Inc.,
its sole member and manager

/s/ Nick Bhargava

Nick Bhargava
Director, Secretary, and Executive Vice
President, Legal & Regulatory
Groundfloor Finance Inc.

cc:	Robbins Ross Alloy Belinfante Littlefield LLC

Vincent R. Russo

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

Merrill M. Mason

Jason L. Martinez

Benji T. Jones